                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-50425

                          PHYSICIANS' SPECIALTY CORP.

                    SUPPLEMENT NO. 1 DATED NOVEMBER 17, 1998
                        TO PROSPECTUS DATED MAY 12, 1998

         The information contained in the Prospectus dated May 12, 1998 is hereby updated and supplemented generally to give effect to the transactions summarized below. All references in the Prospectus to the Probable Practice Acquisitions are hereby updated for the consummation of the Probable Practice Acquisitions which consisted of the PDI, Bequer and Maliner (as defined below) transactions.

NEW PRACTICE ACQUISITIONS AND AMBULATORY SURGERY CENTER INVESTMENT

         On May 27, 1998, pursuant to a stock purchase agreement, Physicians' Specialty Corp. (the "Company") completed the acquisition of (i) substantially all of the tangible assets and assumed certain contractual liabilities of Physicians' Domain, Inc., a White Plains, New York based ear, nose and throat ("ENT") physician practice management company ("Physicians' Domain") and (ii) the stock of three corporations that are successors to three ENT physician practices affiliated with Physicians' Domain employing an aggregate of 20 physicians and 16 allied health care professionals with 11 clinical offices in Southern New York and Northern New Jersey (collectively, "PDI"). In connection with the PDI transaction, the Company (i) paid approximately $5.0 million in cash, (ii) discharged approximately $4.2 million of liabilities of PDI and
(iii) issued a subordinated long-term promissory note in the principal amount of approximately $6.4 million, which note matures in May 2003, accrues interest at a rate of 6.0% per annum, payable quarterly, is secured by the fixed assets acquired by the Company in the transaction and is subordinate to senior indebtedness, including borrowings under the Company's credit facility. In addition, the Company agreed to pay an additional $500,000, in cash or shares of Common Stock at the Company's option, if the PDI practices achieve stipulated performance targets. Pursuant to the stock purchase agreement, the physicians at PDI have the right to nominate one member to the Board of Directors of the Company. Steven H. Sacks, M.D., a nominee of the physicians at PDI, was appointed to the Board of Directors of the Company on August 12, 1998.

         In connection with the PDI transaction, the Company entered into management services agreements with two newly organized ENT practices employing the 20 ENT physicians. The management services agreements provide for an aggregate fixed annual management fee of approximately $2.1 million, plus reimbursement of practice operating expenses. Pursuant to the management services agreements, the fixed management fee is subject to annual increases after May 27, 2003 consistent with the annual percentage increase in the consumer price index for the prior year. The management services agreements also provide for mutually agreed increases in the fixed management fee upon (i) the management by the Company of ancillary business developed or acquired or (ii) the acquisition of additional physician practices which are merged into the existing PDI practices.

         On June 23, 1998, pursuant to an asset acquisition agreement, the Company completed the acquisition of substantially all of the assets of Napoleon G. Bequer, M.D., P.A. ("Bequer"), a solo ENT physician practice with one allied health care professional and one clinical office in South Florida.

         On August 19, 1998, pursuant to an asset acquisition agreement, the Company completed the acquisition of the assets of Robert H. Maliner, M.D., P.A. ("Maliner"), a two physician ENT physician practice with two allied health care professionals and two clinical offices in South Florida.

         On August 31, 1998, PSC Ambulatory Surgery, Ltd., a Georgia limited partnership (the "PSC Partnership"), of which the Company is the sole general partner and Atlanta Ear, Nose & Throat Associates, P.C. ("Atlanta ENT"), one of the Company's affiliated practices, is the sole limited partner, acquired in the aggregate a 17.5% limited partnership interest in Atlanta Surgery Center, Ltd., a Georgia limited partnership ("Atlanta Surgery Center"). The aggregate purchase price was paid by the Company (the "Purchase Price"). Pursuant to the terms of the transaction, the Company and Atlanta ENT own 99% and 1%, respectively, of the partnership interest in the PSC Partnership; provided that Atlanta ENT has an option to purchase up to 40% of the partnership interest from the Company for an amount equal to the percentage of the PSC Partnership acquired by Atlanta ENT multiplied by the Purchase Price. Atlanta Surgery Center operates three multi-specialty ambulatory surgery centers, consisting of 14 operating rooms, in the metropolitan Atlanta area. As a result of the transaction, effective July 1, 1998, the PSC Partnership will receive 17.5% of the distributions made by Atlanta Surgery Center and the Company and Atlanta ENT will receive their pro rata share of such distributions based on their ownership interest in the PSC Partnership.

         On October 12, 1998, pursuant to an asset acquisition agreement, the Company completed the acquisition of the assets of Cleveland Ear, Nose and Throat Center, Inc. ("Cleveland ENT"), a ten physician ENT physician practice with eight allied health care professionals and eight clinical offices in metropolitan Cleveland, Ohio. Cleveland ENT had previously been affiliated with MedPartners, Inc. ("MedPartners"). In connection with the transaction, the Company entered into an amended and restated Clinic Services Agreement with Cleveland ENT maintaining the percentage of net income management fee structure which existed in the MedPartners/Cleveland ENT Clinic Services Agreement. The Company is contemplating modifying the percentage of net income arrangement consistent with the Company's historical practices. In connection therewith, the Company has granted Cleveland ENT a one time option, which expires on December 15, 1998, to unwind the transaction with the Company as of December 31, 1998 and repurchase all Cleveland ENT non-medical assets acquired by the Company for a total cash purchase price equal to the price paid by the Company to MedPartners for such assets, plus amounts invested by the Company in Cleveland ENT.

         In connection with the Bequer, Maliner, Atlanta Surgery Center and Cleveland ENT transactions, the Company paid an aggregate of $9,880,000 (consisting of cash and borrowings under the Company's credit facility), issued an aggregate of 35,232 shares of Common Stock, agreed to issue an aggregate of 35,232 shares of Common Stock commencing in June 1999 and issued a $150,000 non-interest bearing contingent promissory note to one of the practices which is payable, at the Company's option, in cash or the Company's Common Stock, upon the holder achieving certain performance targets.

         The Company used a portion of the net proceeds received from the Company's public offering in May 1998 to pay the cash component of the PDI, Bequer, Maliner, Atlanta Surgery Center and Cleveland ENT transactions and to discharge the indebtedness of PDI assumed by the Company in connection with the PDI transaction. In connection with the PDI, Bequer, Maliner, Atlanta Surgery Center and Cleveland transactions, the Company paid or accrued approximately $387,374 to Premier HealthCare, an affiliate of the Company's Vice Chairman and Secretary, for advisory services rendered.

MANAGED CARE AGREEMENTS

         In June 1998, the Company entered into an exclusive provider contract with The Morgan Health Group, Inc. ("Morgan") covering approximately 60,000 enrollees of health maintenance organizations throughout metropolitan Atlanta which have contracted with Morgan for health care services. Pursuant to the agreement with Morgan, the Company's affiliated physicians will provide ENT medical and surgical services to such enrollees. The agreement, effective as of August 1, 1998, has a term of two years and provides for one year renewals thereafter upon the mutual agreement of the parties.

         In September 1998, the Company entered into an exclusive managed care contract with United HealthCare of Alabama ("United HealthCare") covering approximately 80,000 enrollees of United HealthCare in metropolitan Birmingham, Alabama. The agreement, effective as of October 1, 1998, has an initial term of two years and provides for one year renewals thereafter upon the mutual agreement of the parties.

CREDIT FACILITY

         In August 1998, the Company closed on a four year $45 million senior credit facility syndicated by Nationsbanc Montgomery Securities LLC. Syndicate lenders include NationsBank, N.A., PNC Bank and Rabobank Nederland (the "Credit Facility"). The Credit Facility replaced the Company's $20 million senior credit facility. Borrowings under the Credit Facility (i) are secured by the assignment to the banks of the Company's stock in all of its subsidiaries and the Company's accounts receivable, including the accounts receivable assigned to the Company by affiliated practices pursuant to management services agreements, (ii) are guaranteed by all subsidiaries (including future subsidiaries) and (iii) restrict the Company from pledging its assets to any other party. Advances under the Credit Facility will be used to fund acquisitions and working capital, will be governed by a borrowing base related primarily to the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and will bear interest, at the Company's option, based upon either a prime-based or LIBOR-based rate. EBITDA is used by the Company as an indicator of a company's ability to incur and service debt. EBITDA should not be considered an alternative to operating income, net income, cash flows or any other measure of performance as determined in accordance with generally accepted accounting principles, as an indicator of operating performance, or as a measure of liquidity. The Credit Facility contains affirmative and negative covenants which, among other things, require the Company to maintain certain financial ratios (including maximum indebtedness to pro forma EBITDA, maximum indebtedness to capital, minimum net worth, minimum current ratio and minimum fixed charges coverage), limit the amounts of additional indebtedness, dividends, advances to officers, shareholders and physicians, acquisitions, investments and advances to subsidiaries, and restrict changes in management and the Company's business. As of November 16, 1998, the Company had approximately $3.7 million of borrowings under the Credit Facility.

QUARTERLY REPORT ON FORM 10-Q

         On August 14, 1998, the Company filed its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1998. Accordingly, the information contained in the Prospectus under the headings "Summary Combined Financial Data," "Unaudited Pro Forma Combined Financial Data," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements" beginning on pages 4, 19, 24, 25 and F-1, respectively, of the Prospectus, is hereby supplemented and updated as follows:

         The "Summary Combined Financial Data" beginning on page 4 of the Prospectus is hereby supplemented by replacing the information under the heading "Statement of Operations Year Ended December 31, 1997 and Three Months Ended March 31, 1998," "Operating Data March 31, 1998," "Balance Sheet - March 31, 1998" and the notes thereto with the following:

                        SUMMARY COMBINED FINANCIAL DATA



                                                      YEAR ENDED                          SIX MONTHS
                                                   DECEMBER 31, 1997                  ENDED JUNE 30, 1998
                                                   -----------------                  -------------------
                                                                PRO FORMA FOR                          PRO FORMA
                                                                  COMPLETED                                FOR
                                               ACTUAL (1)       ACQUISITIONS        ACTUAL (1)         COMPLETED
                                               ----------      (2)(3)(4)(6)(7)      ----------        ACQUISITIONS
                                                               ---------------                       (2)(3)(4)(6)(7)
                                                                                                     ---------------
                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue
     Management Fees.....................         10,974              42,597         $   13,159         $   21,480
     Capitation Revenue..................          3,619               4,876              2,311              2,311
     Net patient service revenue.........            967               1,263                574                574
      Earnings in unconsolidated
       subsidiary........................              0               1,070                  0                646
                                              ----------          ----------         ----------         ----------

  Net revenue............................         15,560              49,806             16,044             25,011
Expenses
  Provider claims, wages, benefits ......          7,819              22,523              7,281             11,384
  General and administrative.............          4,371              15,655              4,820              7,492
  Depreciation and amortization..........            377               2,251                686              1,012
                                              ----------          ----------         ----------         ----------
  Operating expenses.....................         12,567              40,429             12,786             19,890
                                              ----------          ----------         ----------         ----------
Operating income.........................          2,993               9,377              3,257              5,121
Net income...............................          2,060               5,531         $    2,081         $    3,109
                                              ==========          ==========         ==========         ==========
Diluted earnings per share...............     $     0.42          $     .060         $     0.27         $     0.34
Weighted average shares outstanding......      4,966,778           9,217,761          7,640,821          9,217,761
Supplemental system-wide revenue(5)......     $   25,191          $   72,733         $   26,218         $   39,743


                                                                               June 30, 1998
                                                                            -------------------

                                                                    Actual                  Pro Forma (7)
                                                                    ------                  -------------
OPERATING DATA:

Number of affiliated physicians (including
    physicians employed by the Company). . . . . . . . . . .             69  *                      81  *

Number of allied health care professionals . . . . . . . . .             69                         79

Number of other employees . . . . . . . . . . .. . . . . . .            336                        452

Number of clinical location. . . . . . . . . . . . . . . . .             55                         66

Number of capitated covered lives. . . . . . . . . . . . . .        320,137                    320,137

-------------------------
*  Includes one TMJ specialist



                                                                                        JUNE 30, 1998
                                                                                 ----------------------------
                                                                            Actual(1)                    Pro Forma(2)(7)
                                                                           ----------                    ---------------
                                                                                        (in thousands)
BALANCE SHEET DATA:

Working capital.......................................                     $   20,908                         $14,643

Total assets..........................................                         58,931                          59,757

Total debt............................................                          7,564                           7,564

Stockholders' equity .................................                         44,433                          44,858

-------------------------



(1) The historical consolidated financial information should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. The consolidated financial statement data for the year ended December 31, 1997 have been derived from and are qualified by reference to the audited consolidated financial statements of the Company included elsewhere herein, which have been audited by Arthur Andersen LLP, the Company's independent public accountants. The consolidated financial statement data for the six months ended June 30, 1998 have been derived from the unaudited interim financial statements of the Company.

(2) The summary unaudited pro forma combined financial data should be read in conjunction with the financial statements of the Company, Atlanta ENT, the ENT Networks, Cobb Ear, Nose & Throat Associates, P.C. ("Cobb") and Ear, Nose & Throat Associates, P.C., a medical practice whose shareholders own 50% of the equity of Physicians' Domain ("ENT Associates"), and the notes thereto included elsewhere herein, the unaudited pro forma combined financial statements of the Company and the notes thereto elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary unaudited pro forma combined data does not purport to represent what the Company's financial position or results of operations actually would have been had such transactions in fact occurred on the dates indicated, or to project the Company's financial position or results of operations for any future date or period. The pro forma adjustments are based on currently available information and certain assumptions that the Company believes are reasonable under the circumstances.

(3) Represents the unaudited pro forma combined results of operations for the Company's affiliated practices as if the acquisition of the assets or equity of these practices had occurred on January 1, 1997.

(4) Represents the unaudited pro forma combined results of operations for the Company's affiliated practices as if the acquisition of the assets or equity of the Company's affiliated practices had occurred on January 1, 1997.

(5) The unaudited supplemental system-wide revenue is being presented for supplemental purposes only and should be read in conjunction with the Company's financial statements. The Emerging Issues Task Force of the FASB has recently issued its Consensus on Issue 97-2 ("EITF 97-2"). EITF 97-2 addresses certain specific matters pertaining to the physician practice management industry. EITF 97-2 would be effective for the Company for its year ending December 31, 1998. EITF 97-2 addresses the ability of physician practice management companies to consolidate the results of physician practices with which it has an existing contractual relationship. The Company is in the process of analyzing the effect of all its contractual relationships but currently believes that certain contracts would meet the criteria of EITF 97-2 for consolidating the results of operations of the related physician practices, which would require the Company to restate its prior period financial statements to conform to such consideration. EITF 97-2 also has addressed the accounting method for future combinations with individual physician practices. The Company believes that, based on the criteria set forth in EITF 97-2, virtually all of its future acquisitions of individual physician practices will continue to be accounted for under the purchase method of accounting. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

(6) Giving effect to the 2,307,540 shares sold by the Company at the public offering price of $8.50 per share, the pro-forma diluted earnings per share for the year ended December 31, 1997 and the six month period ended June 30, 1998 would have been $.60 and $.34, respectively, computed as follows:


                                                                         Year Ended                Six Months Ended
                                                                  December 31, 1997                   June 30, 1998
                                                                  -----------------                   -------------
         Pro Forma Combined Net Income                                       $5,269                          $3,015

         Interest Income, Net of Taxes                                          262                              94
                                                                             ------                          ------

         Pro Forma, as Adjusted                                               5,531                           3,109

         Weighted Average Shares                                              9,218                           9,218
         Outstanding (Diluted)

         Diluted Earnings Per Share                                          $  .60                          $  .34
                                                                             ======                          ======

(7) Gives pro forma effect to the acquisition of Maliner, Bequer, Cleveland ENT and Atlanta Surgery Center as if the acquisition of the assets or equity of these entities had occurred on June 30, 1998.

         The "Unaudited Pro Forma Combined Financial Data" beginning on pages 19 and F-2 of the Prospectus is hereby supplemented by (i) replacing "March 31, 1998" in the first paragraph with "June 30, 1998," (ii) replacing the information under the heading "Unaudited Pro Forma Combined Statement of Operations - Year Ended December 31, 1997 and Three Months Ended March 31, 1998," "Unaudited Pro Forma Combined Balance Sheet - March 31, 1998" and the notes thereto with the following:

                       UNAUDITED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997

                                                                    Acquisition Adjustments
                                         ------------------------------------------------------------------------------
                                                         (amounts in thousands, except per share data)
                                                                                                                ENT
                                                                                                               Head &
                                             PSC              Reorg                               ENT          ------
                                         Historical          Parties          Allatoona       Specialists       Neck
                                         ----------          -------          ---------       -----------       ----
Management fees                          $   10,974           $    0           $    0            $  0          $    0
Capitation revenues                           3,619            1,257                0               0               0
Patient Services revenues                       967            4,862              608             860           1,173
Partnership net income                            0                0                0               0               0
                                         ----------           ------           ------            ----          ------
     Net revenue                         $   15,560           $6,119           $  608            $860          $1,173
Expenses
     Provider claims, wages,
     benefits                            $    7,819           $4,848           $  520            $657          $1,012
     General & administrative                 4,371            1,166              105             193             165
     Depreciation &
     amortization                               377               98               11              12               0
                                         ----------           ------           ------            ----          ------
         Operating expenses              $   12,567           $6,112           $  636            $862          $1,177
Operating income (loss)                       2,993                7              (28)             (2)             (4)
Other (income) expense, net                    (429)               7              (28)              1              (4)
                                         ----------           ------           ------            ----          ------
Pretax income (loss)                          3,422                0                0              (3)              0
Provision for income taxes                    1,362              (40)               0               3               0
                                         ----------           ------           ------            ----          ------
     Net income (loss)                   $    2,060           $   40           $   (0)           $ (0)         $    0
                                         ==========           ======           ======            ====          ======
Pro forma weighted average
     shares outstanding                  $4,966,778

Pro forma earnings per share             $     0.42
                                         ==========
                                                           Acquisition Adjustments
                                 --------------------------------------------------------------------------
                                                (amounts in thousands, except per share data)
                                Northside                                         Cobb             James J.
                                   ENT             OMSA           ENTSF            Ent              Murata
                                   ---             ----           -----            ---              ------
Management fees                    $  0          $    0          $    0          $    0              $  0
Capitation revenues                   0               0               0               0                 0
Patient Services revenues           321           2,056           4,128           4,438               585
Partnership net income                0               0               0               0                 0
                                   ----          ------          ------          ------              ----
     Net revenue                   $321          $2,056          $4,128          $4,438              $585
Expenses
     Provider claims, wages,
     benefits                      $185          $1,420          $3,000          $2,758              $375
     General & administrative       134             593           1,093           1,282               230
     Depreciation &
     amortization                     2              35              53              68                10
                                   ----          ------          ------          ------              ----
         Operating expenses        $321          $2,048          $4,146          $4,108              $615
Operating income (loss)               0               8             (18)            330               (30)
Other (income) expense, net           0               6             (18)             25                 0
                                   ----          ------          ------          ------              ----
Pretax income (loss)                  0               2               0             305               (30)
Provision for income taxes            0               2               0             121                 0
                                   ----          ------          ------          ------              ----
     Net income (loss)             $  0          $    0          $    0          $  184              $(30)
                                   ====          ======          ======          ======              ====
Pro forma weighted average
     shares outstanding
Pro forma earnings per share

                                             John         Physicians       Napoleon       Robert        Cleveland         PSC
                                          Westerkamm       Domain           Bequer       Maliner          ENT         Ambulatory
                                          ----------       ------          -------       -------          ---         ----------
Management fees                               $  0        $     0            $  0        $    0         $    0          $    0
Capitation revenues                              0              0               0             0              0               0
Patient services revenues                      795         15,621             925         1,935          6,908               0
Partnership net income                           0              0               0             0              0           1,070
                                              ----        -------            ----        ------         ------          ------
       Net revenue                            $795        $15,621            $925        $1,935         $6,908          $1,070
Expenses
       Provider claims,
       wages, benefits                        $499        $10,991            $602        $1,308         $4,858              $0
       General &
       administrative                          257        $ 3,711             280           603          1,472               0
       Depreciation &
       amortization                             24            414               4            22            127               0
                                              ----        -------            ----        ------         ------          ------
       Operating expenses                     $780        $15,116            $886        $1,933         $6,457          $    0
Operating income (loss)                         15            505              39             2            451           1,070
Other (income) expense, net                     11            252              39             2              0               0
                                              ----        -------            ----        ------         ------          ------
Pretax income (loss)                             4            253               0             0            451           1,070
Provision for income taxes                       2            172               0             0              0               0
                                              ----        -------            ----        ------         ------          ------
       Net income (loss)                      $  2        $    81            $  0        $    0         $  451          $1,070
                                              ====        =======            ====        ======         ======          ======
Pro forma weighted average
       shares outstanding
Pro forma earnings per share
                              Unaudited        Pro-Forma            Pro-Forma         (8) Pro-Forma
                              Combined        Adjustments            Combined          As Adjusted
                              --------        -----------           ----------         -----------
Management fees                $10,974          $31,623     (1)     $   42,597          $   42,597
Capitation revenues              4,876                                   4,876               4,876
Patient services revenues       46,182          (44,919)    (1)          1,263               1,263
Partnership net income           1,070                                   1,070               1,070
                               -------         --------             ----------          ----------
       Net revenue             $63,102         ($13,296)            $   49,806          $   49,806
Expenses
       Provider claims,
       wages, benefits         $40,852         ($18,532)    (2)     $   22,523          $   22,523
       General &
       administrative           15,655              203     (3)         15,655              15,655
       Depreciation &
       amortization              1,257              994     (4)          2,251               2,251
                               -------         --------             ----------          ----------
       Operating expenses      $57,764         ($17,335)            $   40,429          $   40,429
Operating income (loss)          5,338            4,039                  9,377               9,377
Other (income) expense, net       (136)             824     (5)            688                 310
                               -------         --------             ----------          ----------
Pretax income (loss)             5,474            3,215                  8,689               9,067
Provision for income taxes       1,616            1,772     (6)          3,338               3,536
                               -------         --------             ----------          ----------
       Net income (loss)       $ 3,858          $ 1,443             $    5,301          $    5,531
                               =======         ========             ==========          ==========
Pro forma weighted average                                          $6,910,221           9,217,761
       shares outstanding                                                   (7)                 (8)
Pro forma earnings per share                                        $     0.77          $     0.60

                                      -9-

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1998

                                                                       Adjustments (1)
                                                ---------------------------------------------------------------
                                                        (amounts in thousands, except per share data)

                                          PSC           James J.        John          Physicians'    Napoleon     Robert
                                      Historical         Murata      Westerkamm         Domain        Bequer      Maliner
                                      ----------         ------      ----------         ------        ------      -------
Management fees                       $   13,159            $ 0           $  0           $    0          $  0       $  0
Capitation revenues                        2,311              0              0                0             0          0
Patient service revenues                     574             78            269            7,410           428        696
Partnership net Income                         0              0              0                0             0          0
                                      ----------            ---           ----           ------          ----       ----
      Net revenue                     $   16,044            $78           $269           $7,410          $428       $696
Expenses
Provider claims, wages,               $    7,281            $52           $171           $5,693          $280        503
benefits
General & administrative                   4,820             29             85            1,585           134        199
Depreciation &
amortization                                 686              1              8              120             0          0
                                      ----------            ---           ----           ------          ----       ----
Operating expenses                    $   12,787            $82           $264           $7,398          $414       $702
Operating income (loss)                    3,257             (4)             5               12            14         (6)
Other (income) expense,
net                                         (154)             0              4                0            14         (6)
                                      ----------            ---           ----           ------          ----       ----
Pretax income (loss)                       3,411             (4)             1               12             0          0
Provision for income
taxes                                 $    1,330              0              1               12             0          0
                                      ----------            ---           ----           ------          ----       ----
       Net income (loss)              $    2,081             ($4)          $  0         $    0           $  0       $  0
                                      ==========             ===           ====         ======           ====       ====
Pro forma weighted
average shares
outstanding                            7,640,821
Pro forma earnings per
share                                 $     0.27
                                      ==========
                                                                         Adjustments(1)
                                        -------------------------------------------------------------------------------
                                                         (amounts in thousands, except per share data)

                                         Cleveland     PSC Ambulatory   Unaudited      Pro-Forma              Pro-Forma
                                            ENT            Surgery      Combined      Adjustments             Combined
                                          --------       ---------      --------      -----------             --------
Management fees                             $    0           $  0       $13,159         $8,321 (2)            $   21,480
Capitation revenues                              0              0         2,311                                    2,311
Patient service revenues                     3,998              0        13,453        (12,879)(3)                   574
Partnership net Income                           0            646           646                                      646
                                            ------           ----       -------        -------                ----------
      Net revenue                           $3,998           $646       $29,569        ($4,558)               $   25,011
Expenses
Provider claims, wages,                     $2,976             $0       $16,956        ($5,572)(4)            $   11,384
benefits
General & administrative                       640              0         7,492                                    7,492
Depreciation & amortization                     77              0           892            122 (5)                 1,014
                                            ------           ----       -------        -------                ----------
Operating expenses                          $3,693           $  0       $25,340        ($5,450)               $   19,890
Operating income (loss)                        305            646         4,229            892                     5,121
Other (income) expense, net                      0              0           142            166 (6)                    24
                                            ------           ----       -------        -------                ----------
Pretax income (loss)                           305            646         4,371            726                     5,097
Provision for income
taxes                                            0              0         1,343            645 (7)                 1,988
                                            ------           ----       -------         ------                ----------
       Net income (loss)                    $  305          $646        $ 3,028         $   81                $    3,109
                                            ======          ====        =======         ======                ==========
Pro forma weighted
average shares
outstanding                                                                                                    9,217,761
                                                                                               (8)
Pro forma earnings per
share                                                                                                         $     0.34
                                                                                                              ==========

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                At June 30, 1998
                 (amounts in thousands, except per share data)

                                                      Physicians'                                            (9)
                                                       Specialty                         Cleveland       Acquisition     Pro-Forma
                                                         Corp            Maliner            ENT          Adjustments      Combined
                                                       ---------         -------         ---------       -----------     ---------
Assets
Current Assets
    Cash and cash equivalents                          $10,608             $  0           $    0          $(6,894)       $  3,714
    Accounts receivable, net                            16,403              150              880                           17,433
    Other current assets                                   831                0                0                              831
                                                       -------             ----           ------          -------        --------
         Current assets                                 27,842              150              880           (6,894)         21,978
Property & Equipment (net)                               7,009              225              900              565           8,134
Intangible assets (net)                                 23,478                0                0                           24,043
Investment in Unconsolidated                                 0                0                0            5,000           5,000
subsidiary
Other assets                                               602                0                0                              602
                                                       -------             ----           ------          -------        --------
         Total assets                                  $58,931             $375           $1,780          $(1,329)       $ 59,757
                                                       =======             ====           ======          =======        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
      Notes payable                                    $     0             $  0           $    0                         $      0
      Accounts payable & accured                         6,044                0                0              401           6,445
  expenses                                                 890                0                0                0             890
                                                       -------             ----           ------          -------         --------
      Deferred taxes                                     6,934                0                0              401           7,335
         Current liabilities
Subordinated Seller Notes                                7,564                0                0                0           7,564
Stockholders' Equity                                    44,433              375            1,780           (1,730)         44,858
                                                       -------             ----           ------          -------        --------
Total liabilities and
    stockholders' equity                               $58,931             $375           $1,780          $(1,329)       $ 59,757
                                                       =======             ====           ======          =======        ========

              NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

         The following is a summary of the adjustments reflected in the Unaudited Pro Forma Combined Financial Statements assuming the acquisition of assets or equity of the Practices and the consummation of the Physicians' Domain acquisition had occurred on January 1, 1997 with respect to the unaudited pro forma combined statements of operations and as of June 30, 1998 with respect to the unaudited pro forma combined balance sheet.

         (1) Reflects operations of acquired practices from January 1, 1997 through their respective date of acquisition by the Company.

         (2) Management fees have been calculated based upon the management services agreements. For providing services pursuant to the management services agreements, the Company retains a fixed amount, varying percentage of all revenue generated by or on behalf of physicians practicing at the practice (after adjusting for, among other things, uncollectible accounts and contractual allowances) or a percentage of practice income before physician compensation. The Company is responsible for the payment of operating expenses of the affiliated practices, including salaries and benefits of non-medical employees of the practice, lease obligations for office space and equipment and medical and office supplies and the non-operating expenses of the affiliated physician practice, including depreciation, amortization and interest.

         Management fee adjustments under the management services agreements are calculated as follows:



                                                                                                     SIX MONTHS
                                                                         YEAR ENDED                     ENDED
                                                                      DECEMBER 31, 1997             JUNE 30, 1998
                                                                      -----------------             -------------
                                                                                     (IN THOUSANDS)
ATLANTA MARKET
--------------
     Atlanta ENT..............................................             $ 3,671                      $  ---
     Additional Atlanta Practices.............................                 895                         ---
     ENT Specialists..........................................                 860                         ---
     ENT Head & Neck..........................................               1,173                         ---
     Northside................................................                 321                         ---
     Cobb ENT.................................................               4,438                         ---
CHICAGO MARKET
--------------
     OMSA.....................................................               2,056                         ---


SOUTH FLORIDA MARKET
--------------------
     ENTSF....................................................               4,128                          --
     Murata...................................................                 585                          78
     Bequer..................................................                  925                         428
     Maliner..................................................               1,935                         696
     Westerkamm...............................................                 795                         269
                                                                                --                          --
         Pro Forma Patient Service Revenue....................             $21,782                      $1,471
         Management Fee %.....................................                12.5%                       12.5%
                                                                           -------                      ------
                                                                           $ 2,723(A)                   $  184(A)
NORTH GEORGIA MARKET
--------------------
     Allatoona................................................             $   608                      $   --
         Pro Forma Patient Service Revenue....................             $   608                      $   --
         Management Fee %                                                     15.0%                         --%
                                                                           -------                          --
                                                                           $    91(B)                   $   --(B)
PDI GROUP ACQUISITION.........................................             $ 2,048(C)                   $  853(C)
---------------------
CLEVELAND ENT
-------------
     Pro Forma Net Income Before Physician
     Compensation.............................................             $ 3,696                      $2,514
     Management Fee %.........................................                12.0%                       12.0%
                                                                           -------                      ------
                                                                           $   444(D)                   $  302(D)
                                                                           -------                      ------

Pro Forma Management Fees (A)+(B)+(C)+(D).....................             $ 5,306                      $1,339
Pro Forma Practice Operating Expenses.........................             $26,317                      $6,982
                                                                           -------                      ------
Pro Forma Management Fee Adjustment...........................             $31,623                      $8,321
                                                                           =======                      ======


         Under the current management services agreements, the Company retains on an annual basis 12.5% to 15.0% of affiliated physician practice revenue. Under certain management services agreements, in the event the affiliated practice's annual revenues exceeds 150% of such practice's annual revenue in the year prior to its affiliation with the Company (the "Threshold Amount"), the Company will be entitled to receive incentive compensation (in lieu of the 12.5% amount) for the remainder of such fiscal year in amounts ranging from 20% to 25% of the affiliated practice's income (net practice revenue less practice expenses), prior to the payment of physician compensation and benefits. In connection with the PDI transaction, the management services agreements contain a fixed monthly management fee, subject to annual escalation based on increases in the consumer price index after the fifth anniversary of the date of the agreement. The Cleveland ENT management services agreement calls for management fees to be calculated as a percentage of practice income before physician compensation.

         There is no management fee adjustment for ENT & Allergy Associates because physicians at ENT & Allergy Associates are directly employed by the Company. See Note 3 below.

         (3) Reflects the elimination of net patient service revenue for all physician practices with which the Company has management services agreements but does not directly employ the physicians of such practices, except for the physicians of ENT & Allergy Associates.

         (4) Reflects the elimination of physician compensation at the practices in which the Company does not have an equity ownership. After the Company collects its management fees pursuant to the management services agreements and pays the operating and non-operating expenses, the remaining revenue is remitted to the affiliated practice to pay physician compensation and benefits pursuant to employment agreements between the practice and each individual physician and to pay physician assistant compensation and benefits. The reduction of physician compensation at ENT & Allergy Associates is a result of a contractual agreement with the Company. Also the adjustment reflects the net cost of additional employment contracts entered into by the Company for certain management positions. The adjustments do not include bonuses due to their subjective nature and requisite board approval for the granting of bonuses based upon meeting certain profitability and non-financial goals.

         (5) Reflects amortization of intangibles and deferred organization costs of the Company.

         (6) Reflects interest expense in connection with the subordinated promissory notes incurred in connection with certain of the Company's acquisitions computed at the rate of approximately 6% per annum.

         (7) Reflects the establishment of a provision for income taxes at an estimated 39% effective tax rate, which consists of a 34% statutory federal tax rate and an average state statutory tax rate of 5%.

         (8) Reflects weighted average shares outstanding for common stock and stock equivalents (which have been calculated using the treasury stock method) giving effect to the acquisition of Murata and Maliner.

         Giving effect to the 2,307,540 shares sold by the Company at the public offering price of $8.50 per share, the pro-forma diluted earnings per share for the year ended December 31, 1997 and the six month period ended June 30, 1998 would have been $.60 and $.34, respectively, computed as follows:


                                                                Year Ended                Six Months Ended
                                                         December 31, 1997                   June 30, 1998
                                                         -----------------                   -------------
Pro Forma Combined Net Income                                       $5,269                          $3,015

Interest Income, Net of Taxes                                          262                              94
                                                                    ------                          ------

Pro Forma, as Adjusted                                               5,531                           3,109

Weighted Average Shares                                              9,218                           9,218
Outstanding (Diluted)

Diluted Earnings Per Share                                          $  .60                          $  .34
                                                                    ======                          ======

         (9) Reflects the acquisition of the tangible and identifiable intangible assets of Maliner and Cleveland ENT. Also reflects the acquisition of a 17.5% interest in Atlanta Surgery Center accounted for using the equity method of accounting.

         The "Selected Financial Data" beginning on page 24 of the Prospectus is hereby supplemented by (i) replacing "March 31, 1997 and 1998" in the first paragraph with "June 30, 1997 and 1998," and (ii) replacing the information under the heading "Statement of Operations Three Months Ended March 31, 1998" and "Balance Sheet - March 31, 1998" with the following:

                            SELECTED FINANCIAL DATA


                                                                                Six Months Ended
                                                                                     June 30,
                                                                             1997                1998
                                                                             ----                ----
                                                                        (in thousands, except share data)
STATEMENT OF OPERATIONS DATA:
Net revenue.......................................                      $    4,503          $   16,044
Expenses
  Provider claims, wages and benefits.............                           2,544               7,281
  General and administrative......................                           1,123               4,820
  Depreciation and amortization...................                              97                 686
                                                                        ----------          ----------
Operating expenses................................                           3,764              12,786
Operating income (loss)...........................                             740               3,257
Net income (loss).................................                      $      532          $    2,081
                                                                        ==========          ==========
Earnings (loss) per share
  Basic earnings (loss) per share.................                      $     0.15          $     0.29
  Diluted earnings (loss) per share...............                      $     0.15          $     0.27
Weighted average shares outstanding
  Basic...........................................                       3,519,742           7,106,869
  Diluted.........................................                       3,519,742           7,640,821




                                                                             June 30, 1998
                                                                             -------------
                                                                            (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents.........................                                $10,608
Working capital...................................                                 20,908
Total assets......................................                                 58,931
Total debt........................................                                  7,564
Stockholders' equity..............................                                 44,433

         "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25 is hereby supplemented as follows:

RESULTS OF OPERATIONS - HISTORICAL

         Comparisons of the six month period ended June 30, 1998 with data for the six month period ended June 30, 1997 are not meaningful since the Company did not commence business operations until the closing of the reorganization and its IPO on March 26, 1997.

SIX MONTHS ENDED JUNE 30, 1998

         Revenue. Management fees increased to $7,235,132 for the three months ended June 30, 1998 as compared with $2,668,918 for the same period in 1997, an increase of $4,566,214 or 171%. The increase in management fees is primarily attributable to an increase in the number of physicians affiliated with the Company at June 30, 1998 to 68 as compared with 22 for the same period in 1997 as a result of the Company's acquisitions since the Reorganization. Capitation revenues decreased to $1,145,368 for the three months ended June 30, 1998 as compared with $1,301,703 for the same period in 1997, a decrease of $156,335 or 12%. The decrease in capitation revenues is primarily attributable to a modification by Aetna Health Plans of Georgia ("Aetna") of its delivery system of physician specialty services in the Atlanta market which resulted in the termination of its capitated managed care contracts with each physician specialty group including the Company, effective June 30, 1997. Patient service revenues decreased to $264,569 for the three months ended June 30, 1998 as compared with $293,814 for the same period in 1997, a decrease of $29,245 or 10%. The decrease in patient service revenues is mainly attributable to an increase in contractual adjustments from third party payors in the Birmingham, Alabama market. Such adjustments represent the difference between charges at established rates compared with actual recoverable amounts.

         On a supplemental basis, patient service revenue generated by physicians who were affiliated with the Company for both periods ended June 30, 1997 and 1998 increased on average approximately 15% per physician.

         As a result of the foregoing factors, the Company's net revenue increased to $8,645,069 for the three months ended June 30, 1998 as compared with $4,264,435 for the same period in 1997, an increase of $4,380,634 or 103%.

         Provider claims, wages, and benefits. Provider claims, wages and benefits, increased to $3,961,630 for the three months ended June 30, 1998 as compared with $2,360,886 for the same period in 1997, an increase of $1,600,744 or 68%. The dollar increase in provider claims, wages and benefits was primarily attributable to the addition of non-medical personnel at the company's affiliated practices required to support the increase in the number of affiliated physician groups managed by the Company. As a percent of net revenue, provider claims, wages and benefits decreased to 45% for the three months ended June 30, 1998 as compared to 55% for the same period in 1997. This decrease was primarily attributable to the increase in net revenue that was greater than the incremental increase in wages and benefits.

         General and administrative. General and administrative expenses increased to $2,562,405 for the three months ended June 30, 1998 as compared with $1,089,953 for the same period in 1997, an increase of $1,472,452 or 135%. This increase was primarily attributable to the to the addition of personnel and greater support costs associated with the Company's rapid expansion since June 30, 1997. As a percent of net revenue, general and administrative expenses increased to 30% for the three months ended June 30, 1998 as compared to 26% for the same period in 1997, as a result of the foregoing factors.

         Depreciation and Amortization. Depreciation and amortization expenses increased to $403,331 for the three months ended June 30, 1998 as compared with $93,771 for the same period in 1997, an increase of $309,560 or 330%. This increase was primarily the result of the amortization of intangible assets associated with the Company's affiliation with physician groups, as well as investments in equipment, leasehold improvements and management information systems. As a percent of net revenue, depreciation and amortization expense increased to 4% for the three months ended June 30, 1998 as compared with 2% for the same period in 1997, as a result of the foregoing factors. The Company believes amortization expense will increase substantially in future periods as a result of the PDI transaction.

         Other Income - net. Other income-net increased to $124,659 for the three months ended June 30, 1998 as compared with $119,306 for the same period in 1997, an increase of $5,353 or 4%. Other income is derived from interest income earned on the short term investment of excess cash and cash equivalents as well as interest charges to affiliated practices for additions to clinical equipment, leasehold improvements and other fixed assets, net of amounts of interest expense related primarily to the subordinated seller notes and debenture. The Company believes interest expense will increase substantially in future periods as a result of the PDI transaction.

         Income Taxes. Income taxes for the quarters ended June 30, 1998 and 1997 were provided for at 39% effective tax rate.

RESULTS OF OPERATIONS - UNAUDITED PRO FORMA COMBINED

         The unaudited pro forma combined results of operations reflect the operations of the Company as if the acquisition of assets of the Practices had occurred on January 1, 1997.

SIX MONTHS ENDED JUNE 30, 1998

         Revenue. Pro forma combined net revenue for the six months ended June 30, 1998 was $25.0 million, consisting of $21.4 million of pro forma combined management fees, $2.3 million of pro forma combined capitated revenue, $646,000 of pro forma combined earnings from an ambulatory surgery center investment, and $574,000 of pro forma combined net patient service revenue.

         Operating Expenses. Pro forma combined operating expenses for the six months ended June 30, 1998 were $19.8 million, or 79.2% of pro forma combined net revenue, consisting of provider claims, wages and benefits ($11.4 million or 45.5% of pro forma combined net revenue); general and administrative expenses ($7.5 million or 30.0% of pro forma combined net revenue); and depreciation and amortization expense ($1.0 million or 4.1% of pro forma combined net revenue).

         Other Income (Expense). Pro forma combined other income (expense) for the three months ended March 31, 1998 consisted of net interest expense of $24,000 or .1% of pro forma combined net revenue. Interest expense related to promissory notes and advances under the Credit Facility incurred in connection with certain of the Company's acquisitions has been computed at rates of 6% and 9% per annum, respectively.

         Income Taxes. Pro forma combined income tax expense for the six months ended June 30, 1998 was $1.9 million or 39.0% of pre-tax income.

YEAR ENDED DECEMBER 31, 1997

         Revenue. Pro forma combined net revenue for the year ended December 31, 1997 was $49.8 million, consisting of $42.5 million of pro forma combined management fees, $4.9 million of pro forma combined capitated revenue, $1.3 million of pro forma combined net patient service revenue, and $1.0 million of pro forma combined earnings from an ambulatory surgery center investment.

         Operating Expenses. Pro forma combined operating expenses for the year ended December 31, 1997 were $40.4 million, or 81.2% of pro forma combined net revenue, consisting of provider claims, wages and benefits ($22.5 million or 45.2% of pro forma combined net revenue); general and administrative expenses ($15.6 million or 31.4% of pro forma combined net revenue); and depreciation and amortization expense ($2.2 million or 4.5% of pro forma combined net revenue).

         Other Income (Expense). Pro forma combined other income (expense) for the year ended December 31, 1997 consisted of net interest expense of $360,000 or .6% of pro forma combined net revenue. Interest expense related to promissory notes and advanced under the Company's Credit Facility incurred in connection with certain of the Company's acquisitions has been computed at rates of 6% and 9% per annum, respectively.

         Income Taxes. Pro forma combined income tax expense for the year ended December 31, 1998 was $3.5 million, or 39.0% of pre-tax income.

         The first eight paragraphs under "Liquidity and Capital Resources" are hereby deleted and replaced by the following:

         The Company utilizes capital primarily (i) to acquire assets or equity of physician practices, (ii) to acquire equipment utilized by affiliated practices, (iii) to fund corporate capital expenditures including management information systems and (iv) to fund ongoing corporate working capital requirements.

         At June 30, 1998, the Company had working capital of $20,907,810, compared to $10,469,429 at December 31, 1997, an increase of $10,438,381. The increase in working capital was due primarily to an increase in net accounts receivable of $7,128,975, an increase in cash of $5,256,159 primarily as a result of the Company's public offering of Common Stock in May 1998, offset by an increase in accounts payable, accrued expenses and payments to physicians of $1,809,097.

         For the six month period ended June 30, 1998 net cash used in operating activities was $111,456 compared to net cash provided by operating activities of $1,448,591 for the same period in 1997. Net cash used in investing activities for the six months ended June 30, 1998 was $11,229,612 with $10,310,258 expended as cash consideration for acquisitions, including PDI. Net cash provided by financing activities for the six months ended June 30, 1998 was $16,595,227 with $16,520,043 received pursuant to the Company's public offering in May 1998, net of offering costs.

         During the three month period ended June 30, 1998, the Company acquired substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files) and assumed certain contractual liabilities of (i) Westerkamm and (ii) Bequer. In connection with the acquisition of assets or equity of these practices, the Company (i) paid an aggregate of approximately $415,000 in cash, (ii) discharged approximately $260,000 of liabilities, (iii) issued a subordinated convertible promissory note in the principal amount of $250,000 which note matures in April 2000 and accrues interest at a rate of 6.0% per annum and is convertible into shares of Common Stock valued at the average closing price of such Common Stock for the ten trading days, preceding the date of delivery of such shares, (iv) issued an aggregate of approximately 18,000 shares of Common Stock (valued at an aggregate of approximately $163,000), and (v) agreed to issue approximately 18,000 additional shares of Common Stock (valued at an aggregate of approximately $163,000) to one of the affiliated practices beginning in February, 1999. In connection with these acquisitions (other than PDI), the Company paid an aggregate of approximately $63,300 to Premier HealthCare, an affiliate of the Company's Vice Chairman and Secretary, for advisory services rendered.

         In addition, on May 27, 1998, pursuant to a Stock Purchase Agreement, the Company, through PSC Acquisition Corp., a wholly-owned subsidiary of the Company, acquired (i) substantially all of the tangible assets and assumed certain contractual liabilities of Physicians' Domain, Inc., a White Plains, New York based ENT physician practice management company ("Physicians' Domain") and (ii) the stock of three corporations that are successors to three ENT physician practices affiliated with Physicians' Domain employing an aggregate of 20 physicians and 16 allied health care professionals with 11 clinical offices in Southern New York and Northern New Jersey (collectively, "PDI"). In connection with the PDI transaction, the Company (i) paid approximately $5.4 million in cash, (ii) discharged approximately $3.8 million of liabilities of PDI and (iii) issued a subordinated long-term promissory note in the principal amount of approximately $6.4 million , which note matures in May 2003, accrues interest at a rate of 6.0% per annum, payable quarterly, is secured by the fixed assets acquired by the Company in the transaction and is subordinate to senior indebtedness, including borrowings under the Company's credit facility. In addition, the Company will pay an additional $500,000, in cash or shares of Common Stock at the Company's option, if the PDI practices achieve stipulated performance targets. Pursuant to the stock purchase agreement. The physicians at PDI have the right to nominate one member to the Board of Directors of the Company. Steven H. Sacks, M.D., a nominee of the physicians at PDI, was appointed to the Board of Directors of the Company on August 12, 1998. In connection with the PDI transaction, the Company paid approximately $260,000 to Premier HealthCare for advisory services rendered.

         The Company also entered into management services agreements with two newly organized ENT practices employing the 20 ENT physicians in connection with the PDI transaction,. The management services agreements provide for an aggregate fixed annual management fee of approximately $2.0 million, plus reimbursement of practice operating expenses. Pursuant to the management services agreements, the fixed management fee is subject to annual increases after May 27, 2003 consistent with the annual percentage increase in the consumer price index for the prior year. The management services agreements also provide for mutually agreed increases in the fixed management fee upon (i) the management by the Company of ancillary business developed or acquired or
(ii) the acquisition of additional physician practices which are merged into the existing PDI practices.

         The Company used a portion of the net proceeds received from the Company's public offering in May 1998 to pay the cash component of the PDI and to discharge the indebtedness of PDI assumed by the Company in connection with the PDI transaction.

         In August 1998, the Company closed on a four year $45 million senior credit facility with Nationsbanc Montgomery Securities LLC, NationsBank, N.A., PNC Bank and Rabobank Nederland (the "Credit Facility"). The Credit Facility replaced the Company's $20 million senior credit facility. Borrowings under the Credit Facility (i) are secured by the assignment to the banks of the Company's stock in all of its subsidiaries and the Company's accounts receivable, including the accounts receivable assigned to the Company by affiliated practices pursuant to management services agreements, (ii) are guaranteed by all subsidiaries (including future subsidiaries) and (iii) restrict the Company from pledging its assets to any other party. Advances under the Credit Facility will be used to fund acquisitions and working capital, will be governed by a borrowing base related primarily to the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and will bear interest, at the Company's option, based upon either a prime-based or LIBOR-based rate. EBITDA is used by the Company as an indicator of a company's ability to incur and service debt. EBITDA should not be considered an alternative to operating income, net income, cash flows or any other measure of performance as determined in accordance with generally accepted accounting principles, as an indicator of operating performance, or as a measure of liquidity. The Credit Facility contains affirmative and negative covenants which, among other things, require the Company to maintain certain financial ratios (including maximum indebtedness to pro forma EBITDA, maximum indebtedness to capital, minimum net worth, minimum current ratio and minimum fixed charges coverage), limit the amounts of additional indebtedness, dividends, advances to officers, shareholders and physicians, acquisitions, investments and advances to subsidiaries, and restrict changes in management and the Company's business. As of September 30, 1988, the company had no borrowings under the Credit facility.

         The "Financial Statements" beginning on page F-9 are hereby supplemented as follows:

                          PHYSICIANS' SPECIALTY CORP.
                     Condensed Consolidated Balance Sheets
                                  (Unaudited)


                                                                          June 30,1998
                                                                          ------------
                               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                             $10,607,798
     Accounts receivable, net of allowance for doubtful
        accounts of $457,005 and $261,714 in
        1998 and 1997, respectively                                         16,402,540
     Notes receivable                                                           80,000
     Prepayments and other                                                     751,551
                                                                           -----------
               Total current assets                                         27,841,889

PROPERTY AND EQUIPMENT, net                                                  7,009,294
INTANGIBLE ASSETS, net                                                      23,478,157
OTHER ASSETS                                                                   601,613
                                                                           -----------
               Total Assets                                                $58,930,953
                                                                           ===========
             LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Due to physicians                                                     $ 2,058,566
     Accounts payable and accrued expenses                                   3,985,420
     Deferred income taxes                                                     890,093
                                                                           -----------
               Total current liabilities                                     6,934,079
SUBORDINATED SELLER NOTES & DEBENTURE                                        7,563,701
                                                                           -----------
                Total liabilities                                           14,497,780
SHAREHOLDERS' EQUITY:
     Common stock, $.001 par value; 50,000,000 shares authorized
     issued: 8,841,359 in 1998 and 6,503,098 in 1997                             8,842
     Additional paid-in capital                                             40,638,263
     Retained earnings                                                       3,786,068
                                                                           -----------
                Total shareholders' equity                                  44,433,173
                Total liabilities and shareholders' equity                 $58,930,953
                                                                           ===========



          See accompanying notes to consolidated financial statements

                          PHYSICIANS' SPECIALTY CORP.
                      Consolidated Statement of Operations
                                  (Unaudited)




                                                        Three Months Ended                             Six Months Ended
                                                              June 30,                                      June 30,
                                                      1998                  1997                  1998                    1997
                                                 --------------        -------------         -------------           -------------

REVENUES



    Patient service revenues                      $   264,569          $    293,814          $     573,524            $   320,175
    Capitation revenues                             1,145,368             1,301,703              2,310,674              1,357,551
    Management fees                                 7,235,132             2,668,918             13,159,402              2,825,660
                                                  -----------          ------------          -------------            -----------
                   Net revenue                      8,645,069             4,264,435             16,043,600              4,503,386


EXPENSES
    Provider claims, wages, benefits                3,961,630             2,360,886              7,280,557              2,544,391
    General and administrative                      2,562,405             1,089,953              4,819,759              1,122,737
    Depreciation and amortization                     403,331                93,771                686,120                 96,555
                                                  -----------          ------------          -------------            -----------
               Operating expenses                   6,927,366             3,544,610             12,786,436              3,763,683

    Operating income                                1,717,703               719,825              3,257,164                739,703

    Other income -  net                               124,659               119,306                153,559                132,499
                                                  -----------          ------------          -------------            -----------

    Pretax income                                   1,842,362               839,131              3,410,723                872,202

    Provision for income taxes                        718,411               327,261              1,330,031                340,159
                                                  -----------          ------------          -------------            -----------

                   Net income                     $ 1,123,951               511,870          $   2,080,692            $   532,043
                                                  ===========          ============          =============            ===========

Earnings per share:
    Basic                                         $      0.15          $       0.09          $        0.29            $      0.15
    Diluted                                       $      0.14          $       0.09          $        0.27            $      0.15

Weighted average shares outstanding
      Basic                                         7,695,730             5,904,648              7,106,869              3,519,742
      Diluted                                       8,240,675             5,904,648              7,640,821              3,519,742


          See accompanying notes to consolidated financial statement.

                          PHYSICIAN'S SPECIALTY CORP.
                     Consolidated Statements of Cash Flows
                                  (Unaudited)


                                                                                          Six Months Ended
                                                                                              June 30,
                                                                                   1998                   1997
                                                                            -------------------     -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                    $ 2,080,692         $     532,043

 Adjustments to reconcile net income to net cash provided by (used in)
 operating activities:
    Depreciation and amortization                                                     686,120                96,555
    Compensation expense                                                               32,987                48,000
    Increase in accounts receivable                                                (3,197,606)              (35,501)
    Increase in prepayments and other                                                (686,091)              133,144
    Increase in accounts payable and accrued liabilities                              972,442               674,348
                                                                                  -----------         -------------

        Total Adjustments                                                          (2,192,148)              916,548
                                                                                  -----------         -------------

    Net cash (used in) provided by operating activities                              (111,456)            1,448,591
                                                                                  -----------         -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Payment for acquisitions, net of cash acquired                                (10,310,258)                    0
    Purchase of property and equipment                                               (917,354)             (164,322)
                                                                                  -----------         -------------
        Net cash used in investing activities                                     (11,227,612)             (164,322)


CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock, net of offering costs                                16,520,043            15,408,094
    Borrowing under short-term debt                                                    75,185               170,000
    Repayment of short-term debt                                                            0            (2,258,562)
    Repayment of long-term debt                                                             0                     0
    Deferred offering costs                                                                 0                     0
                                                                                  -----------         -------------

        Net cash provided by  financing activities                                 16,595,228            13,319,532
                                                                                  -----------         -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                             5,256,159            14,603,891
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                      5,351,639               123,540
                                                                                  -----------         -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                          $10,607,798         $  14,727,341
                                                                                  ===========         =============


          See accompanying notes to consolidated financial statements

Physicians' Specialty Corp.
Notes to the Consolidated Financial Statements (Unaudited)
June 30, 1998


NOTE 1.  ORGANIZATION

         Physicians' Specialty Corp. (the "Company") was organized in July 1996 to provide comprehensive physician practice management services to physician practices and health care providers specializing in the treatment and management of diseases and disorders of the ear, nose, throat, head and neck ("ENT") and related specialties. The Company commenced its business activities upon consummation of the reorganization, as described in Note 3, and its initial public offering ("IPO") on March 26, 1997. The Company provides financial and administrative management, enhancement of clinical operations, network development and payor contracting services, including the negotiation and administration of capitated arrangements. The Company has operations in greater Atlanta, Georgia; Chicago, Illinois; Birmingham, Alabama; the South Florida area and Southern New York and Northern New Jersey.

NOTE 2.  BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring items) necessary for a fair presentation of the results for the interim periods presented. These financial statements and footnote disclosures should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

NOTE 3.  REORGANIZATION

         The Company acquired substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files) and certain liabilities of (i) Atlanta Ear, Nose & Throat Associates, P.C., (ii) ENT & Allergy Associates, Inc. (iii) Metropolitan Ear, Nose & Throat, P.C., (iv) Atlanta Head and Neck Surgery, P.C. and (v) Ear, Nose & Throat Associates, P.C. (collectively, the "Initial Practices"), and all of the outstanding shares of common stock of three corporations holding managed care contracts (the "ENT Networks") in March 1997 (the "Reorganization"). In connection with the acquisition of assets of the initial practices and the common stock of the ENT Networks, the Company issued an aggregate of 3,104,755 shares of Common Stock (valued at the time of issuance at approximately $24.8 million).

POST REORGANIZATION ACQUISITIONS THROUGH MARCH 31, 1998

         Since the Reorganization, the Company acquired (a) substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files) and assumed certain contractual liabilities of (i) Allatoona Ear, Nose & Throat Associates, P.C, (ii) Ear Nose & Throat Specialists, P.C., (iii) Ear, Nose & Throat Specialists, Head & Neck Surgery, P.C., (iv) Northside Ear, Nose & Throat Associates, P.C., (v) Otolaryngology Medical & Surgical Associates, Ltd., (vi) Cobb Ear, Nose & Throat Associates, P.C., (vii) James J. Murata. M.D., P.A. and (b) the stock of six professional associations owned by seven ENT physicians and a partnership owned and operated by the professional associations in Palm Beach and Broward Counties, Florida.

         In connection with the acquisition of assets or equity of these practices, the Company (i) paid an aggregate of approximately $5.1 million in cash, (ii) issued an aggregate of 611,215 shares of Common Stock (valued at an aggregate of approximately $4.6 million), (iii) agreed to issue an aggregate of 301,779 additional shares of Common Stock (valued at an aggregate of approximately $2.7 million) to three of the affiliated practices beginning in September 1998, (iv) issued subordinated convertible promissory notes in the aggregate principal amount of approximately $912,000, which notes mature in October 2000 and accrue interest at a rate of 5.61% per annum and are convertible into shares of Common Stock at a conversion price of $10.00 per share and (v) issued non-interest bearing contingent subordinated promissory notes in the aggregate principal amount of approximately $3.0 million. The payment of these notes is contingent upon the physicians or practice holding such notes reaching certain performance targets. Substantially all of these contingent notes are payable by the Company, at the Company's option, in shares of Common Stock, valued at the average closing price of the Common Stock for the ten trading days preceding the date of delivery of such shares. In connection with these acquisitions, the Company paid an aggregate of approximately $397,000 to Premier HealthCare, an affiliate of the Company's Vice Chairman and Secretary, for advisory services rendered.

ACQUISITIONS FROM APRIL 1, 1998 THROUGH JUNE 30, 1998

         During the three month period ended June 30, 1998, the Company acquired substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files) and assumed certain contractual liabilities of (i) John C. Westerkamm, M.D., P.A. ("Westerkamm"), and (ii) Napoleon G. Bequer, M.D., P.A. ("Bequer"). In connection with the acquisition of assets or equity of these practices, the Company (i) paid an aggregate of approximately $415,000 in cash, (ii) discharged approximately $260,000 of liabilities, (iii) issued a subordinated promissory note in the principal amount of $250,000 which note matures in April 2000 and accrues interest at a rate of 6.0% per annum and is payable, at the Company's option, in cash or the Company's Common

Stock, (iv) issued an aggregate of approximately 18,000 shares of Common Stock (valued at an aggregate of approximately $163,000), and (v) agreed to issue approximately 18,000 additional shares of Common Stock (valued at an aggregate of approximately $163,000) to one of the affiliated practices beginning in June 1999. In connection with these acquisitions, the Company paid an aggregate of approximately $63,300 to Premier HealthCare, an affiliate of the Company's Vice Chairman and Secretary, for advisory services rendered.

         In addition, on May 27, 1998, pursuant to a Stock Purchase Agreement, the Company, through PSC Acquisition Corp., a wholly-owned subsidiary of the Company, acquired (i) substantially all of the tangible assets and assumed certain contractual liabilities of Physicians' Domain, Inc., a White Plains, New York based ENT physician practice management company ("Physicians' Domain") and (ii) the stock of three corporations that are successors to three ENT physician practices affiliated with Physicians' Domain employing an aggregate of 20 physicians and 16 allied health care professionals with 11 clinical offices in Southern New York and Northern New Jersey (collectively, "PDI"). In connection with the PDI transaction, the Company (i) paid approximately $5.4 million in cash, (ii) discharged approximately $3.8 million of liabilities of PDI and (iii) issued a subordinated long-term promissory note in the principal amount of approximately $6.4 million , which note matures in May 2003, accrues interest at a rate of 6.0% per annum, payable quarterly, is secured by the fixed assets acquired by the Company in the transaction and is subordinate to senior indebtedness, including borrowings under the Company's credit facility. In addition, the Company will pay an additional $500,000, in cash or shares of Common Stock at the Company's option, if the PDI practices achieve stipulated performance targets. Pursuant to the stock purchase agreement, the physicians at PDI have the right to nominate one member to the Board of Directors of the Company. Steven H. Sacks, M.D., a nominee of the physicians at PDI, was appointed to the Board of Directors of the Company on August 12, 1998. In connection with the PDI transaction, the Company paid approximately $260,000 to Premier HealthCare for advisory services rendered

         The Company also entered into management services agreements with two newly organized ENT practices employing the 20 ENT physicians in connection with the PDI transaction. The management services agreements provide for an aggregate fixed annual management fee of approximately $2.0 million, plus reimbursement of practice operating expenses. Pursuant to the management services agreements, the fixed management fee is subject to annual increases after May 27, 2003 consistent with the annual percentage increase in the consumer price index for the prior year. The management services agreements also provide for mutually agreed increases in the fixed management fee upon (i) the management by the Company of ancillary business developed or acquired or
(ii) the acquisition of additional physician practices which are merged into the existing PDI practices.

         The Company used a portion of the net proceeds received from the Company's public offering in May 1998 to pay the cash component of and to discharge the indebtedness of PDI assumed by the Company in connection with the PDI transaction.

NOTE 4.  PUBLIC OFFERINGS

         On March 26, 1997, the Company completed its IPO of 2,200,000 shares of its common stock. The net proceeds of the IPO were approximately $14,275,000 and a portion of which were used for repayment of indebtedness of the acquired practices, repayment of indebtedness of the Company, payment of a consulting fee, and for general corporate purposes and working capital requirements.

         On May 15, 1998, the Company completed a public offering of 2,050,263 shares of its common stock (i) 2,000,000 of which shares were sold by the Company and (ii) 50,263 of which were sold by certain stockholders of the Company. On May 19, 1998 the Company's underwriters exercised their option to purchase 307,540 additional shares of common stock from the Company to cover over-allotments. The net proceeds to the Company from the offering and exercise of the over-allotment shares were approximately $16,520,000, with approximately $5,400,000 and $3,800,000 respectively, used to pay the cash portion of the purchase price of the PDI transaction and to repay outstanding indebtedness of PDI.

         On May 12, 1998 the Company also completed the registration under the Securities Act of 1933, as amended (the "Act"), of an aggregate of 3,146,514 shares of Common Stock, of which (i) 2,750,000 shares may be issued from time to time by the Company in connection with potential future affiliation transactions with ENT physicians or related specialty practices or the merger with or acquisition by the Company of other related businesses or assets, (ii) 220,000 shares of Common Stock are issuable upon exercise of warrants issued to the representatives of the underwriters in the IPO which may be sold from time to time by the holders of the warrants after issuance and (iii) 176,514 shares of Common Stock are issuable in December 1998 in connection with a practice asset acquisition completed in December 1997, which may be sold from time to time by the physician stockholders after issuance.

NOTE 5.  MANAGEMENT FEE REVENUE

         The Company records revenue on a management fee basis as derived from physician practices managed by the Company in which a controlling equity ownership interest does not exist. Management fees are composed of (i) a varying percentage of affiliated practice patient service revenue (typically 12.5%), (ii) a fixed management fee in connection with the PDI affiliation of approximately $2,045,000 per year, subject to certain increases, and (iii) reimbursement of practice operating expenses (excluding compensation to physicians and physician assistants). Management fee revenue earned by the Company is detailed as follows:


                                                                   Three Months Ended                  Six Months Ended
                                                                        June 30,                           June 30,
                                                                        --------                           --------
                                                                  1998           1997                1998            1997
                                                                  ----           ----                ----            ----
Percentage of affiliated practice patient service
     revenue and fixed management fee.....................     $1,856,299     $  618,398         $ 3,216,045     $  729,673
Reimbursement of practice operating expenses..............      5,378,833      2,050,520           9,943,357      2,095,987
                                                               ----------     ----------         -----------     ----------

Total management fee revenue                                   $7,235,132     $2,668,918         $13,159,402     $2,825,660
                                                               ==========     ==========         ===========     ==========


         There currently exists wide disparity in the methods of recording revenue in the physician practice management (PPM) industry. The Company believes the following unaudited supplemental information, which includes patient service revenue of both owned as well as managed practices ("system wide" revenue) allows a reader of the Company's financial statements to evaluate comparability with other PPM companies recording patient services revenue on a consolidated basis for financial reporting purposes. The unaudited supplemental "system wide" information is being presented for supplemental purposes only and should be read in conjunction with the Company's financial statements.


                      SUPPLEMENTAL SYSTEM WIDE INFORMATION



                                                     Three Months Ended              Six Months Ended
                                                          June 30,                        June 30,
                                                          --------                        --------
                                                   1998            1997             1998            1997
                                               -----------      ----------      -----------      ----------
Supplemental Net Patient Service Revenue:

         Owned Practice .............          $   264,569      $  293,814      $   573,524      $  320,175
         Managed Practices                      12,515,482       4,627,267       23,006,667       5,130,842
                                               -----------      ----------      -----------      ----------
Total Supplemental Patient
     Service Revenue ................           12,780,051       4,921,081       23,580,191       5,451,017
Plus:
Capitation Revenue ..................          $ 1,145,368      $1,301,703      $ 2,310,674      $1,357,551
Management Fees .....................              288,071          39,989          326,690          88,318
                                               -----------      ----------      -----------      ----------
Total Supplemental
     System wide Revenue ............          $14,213,490      $6,262,773      $26,217,555      $6,896,886
Less:
Amounts Retained by
     Physicians Groups ..............            5,568,421       1,998,338       10,173,958       2,393,500
                                               -----------      ----------      -----------      ----------
Total Net Revenue ...................          $ 8,645,069      $4,264,435      $16,043,600      $4,503,386
                                               ===========      ==========      ===========      ==========

NOTE 6.  INTANGIBLE ASSETS

         The Company's physician practice acquisitions involve the purchase of tangible and intangible assets and the assumption of certain liabilities of the acquired practices. As part of the purchase price allocation, the Company allocates the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on estimated fair market values. Costs of acquisitions in excess of the net estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed are amortized using the straight line method over a period of 25 years. At June 30, 1998, the amount of such intangible assets was approximately $23,988,000, with accumulated amortization totaling approximately $510,000.

NOTE 7.  NEW ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 is designed to improve the reporting of changes in equity from period to period. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 for fiscal 1998 was not material to the Company's financial statements.

NOTE 8.  SUBSEQUENT EVENTS

         In July 1998, the Company received notification from CIGNA Healthcare of Georgia, Inc. ("CIGNA") that as a result of the financial issues associated with FPA Medical Management, Inc., ("FPA"), CIGNA was terminating its relationship with FPA and was assuming FPA's responsibility under the agreement effective August 1, 1998 and that the future capitation payments to be received by the Company would be paid by CIGNA beginning with the June 1998 payment.

         In August, 1998 the Company received an additional notice from CIGNA stating that FPA, in connection with its bankruptcy filing on July 20, 1998, had obtained a court order from the U.S. Bankruptcy Court prohibiting CIGNA, and other payors, from making any direct payment to physicians or organizations managing capitated managed care contracts for FPA, such as the Company, for services prior to August 1, 1998. As of July 31, 1998 the Company had recorded a receivable due from FPA of approximately $24,000. There can be no assurance that such amount will be paid by FPA or CIGNA.

         On July 31, 1998, the Company executed a four year $45.0 million amended and restated syndicated Credit Facility with NationsBank, N.A. as agent and lender and PNC Bank and Rabobank Nederland as lenders, replacing the Company's previous $20 million credit facility. Advances under the Credit Facility will bear interest, at the Company's option, at either a prime-based rate or a LIBOR based rate with interest only payments required until termination of the agreement. Borrowings under the Credit Facility may be used to finance permitted acquisitions and investments, to refinance existing debt, and for working capital and general corporate purposes. Revolving loans under the Credit Facility may be borrowed repaid and reborrowed prior to the termination date of the facility. The Credit Facility contains various affirmative and negative covenants, which among other things require the Company to maintain certain financial ratios or to meet certain financial requirements, including ratios of funded debt and senior funded debt to earnings before interest, taxes, depreciation and amortization; a minimum net worth; and a fixed charge coverage ratio, and sets certain restrictions on investments, acquisitions, mergers and sale of assets. Borrowings under the Credit Facility are secured by the capital stock of the Company's material subsidiaries, the Company's (and such subsidiaries') accounts receivable, and the Company's rights under its management services agreements with physician practice groups. As of August 13, 1998, the Company had no outstanding borrowings under the Credit Facility.

NOTE 9.

         The Company has calculated its basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per share are calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the periods presented. Diluted earnings per share reflects the potential dilution that could occur if securities and other contracts to issue common stock where exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

         A reconciliation of the number of weighted average shares used in calculating basic and diluted earnings per share is as follows:



                                                                    Three Months Ended                    Six Months Ended
                                                                         June 30,                             June 30,
                                                                         --------                             --------
                                                                  1998              1997               1998              1997
                                                               ---------          ---------         ---------          ---------
Weighted average number of common
    shares outstanding - basic..........................       7,695,730          5,904,648         7,106,869          3,519,742
Effect of potentially dilutive shares outstanding.......         431,490                 --           431,577                 --
Effect of convertible debt..............................         113,455                 --           102,375                 --
                                                               ---------          ---------         ---------          ---------
Weighted average number of common shares
   outstanding - diluted................................       8,240,675          5,904,648         7,640,821          3,419,742
                                                               =========          =========         =========          =========